EXHIBIT 99.1

Golar LNG receives Limited Notice to Proceed for an FLNG vessel for Phase 1 of the Greater Tortue / Ahmeyim Project, West Africa

Hamilton, Bermuda, December 17, 2018 - Golar LNG Limited ("Golar LNG" or "Golar") announced today that it has received a Limited Notice to Proceed ("LNTP") from BP Mauritania Investments Ltd and BP Senegal Investments Ltd, (together "BP") in their capacity as block operators, in respect of the provision of a Floating Liquefaction Vessel (" FLNG") to support the development of Phase 1 of the Greater Tortue / Ahmeyim field, located offshore Mauritania and Senegal.

The LNTP is in furtherance of the Preliminary Agreement and Heads of Terms for a Charter Agreement with BP which was announced by Golar on April 19, 2018.

The vessel conversion would take place at Keppel Shipyard Ltd ("Keppel") building on Keppel's delivery of the FLNG Hilli Episeyo, utilizing Black and Veatch Corporation's PRICO technology.  Discussions regarding a minority investment in the vessel are also being progressed.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those factors listed from time to time in the reports and other documents Golar files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for Golar to predict all of these factors. Further, Golar cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

December 17, 2018

Enquiries:

Golar Management Limited: + 44 207 063 7900

Stuart Buchanan